Exhibit 99.1

H World Group Limited Announces Proposed Offering of CNY-denominated Bonds

SINGAPORE and SHANGHAI, September 4, 2026 (GLOBE NEWSWIRE) — H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World” or the “Company,” together with its subsidiaries, the “Group”), a key player in the global hotel industry, today announced that it proposes to offer CNY-denominated bonds (the “Bonds”) in offshore transactions outside the United States to non-U.S. persons in reliance on Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”), subject to market conditions and other factors (the “Bond Offering”). The principal amount, interest rates, maturity dates and other terms of the Bonds will be determined at the time of pricing of the Bond Offering.

The Company intends to use the net proceeds from the Bond Offering for general corporate purposes.

The Bonds have not been and will not be registered under the Securities Act or any state securities laws. They may not be offered or sold in the United States or to, or for the account or benefit of,

U.S. persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Any offering of securities will be made by means of one or more offering documents, which will contain detailed material information about the Company and its operational and financial performance.

This press release contains information about the pending Bond Offering, and there can be no assurance that the Bond Offering will be completed.

About H World

Originated in China, H World is a key player in the global hotel industry. As of June 30, 2026, H World operated 13,539 hotels with 1,335,445 rooms in operation in 21 countries. H World’s brands include HanTing Hotel, JI Hotel, Orange Hotel, Crystal Orange Hotel, IntercityHotel, Grand JI Hotel, Hi Inn, Ni Hao Hotel, Elan Hotel, Zleep Hotels, Starway Hotel, CitiGO, Manxin Hotel, Madison Hotel, MAXX Hotel, Blossom House, Joya Hotel, Steigenberger Hotels & Resorts, Jaz in the City, Steigenberger Icons and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes L&O and M&F models. Under the L&O model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of June 30, 2026, H World operated 7 percent of its hotel rooms under the L&O model, and 93 percent under the M&F model.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s anticipated growth strategies; its future results of operations and financial condition; economic conditions; the regulatory environment; its ability to attract and retain customers and leverage its brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in its filings with the SEC. Further information regarding these and other risks is included in the Company’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

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